SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Transportadora de Gas del Sur S.A.
(Name of Issuer)

Class B Common Shares, Ps.1 par value
(Title of Class of Securities)

P9308R-10-3
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. P9308R-10-3
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Emerging Markets, L.L.C. 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0% (1)

12.	Type of Reporting Person (See Instructions) OO

(1) Based upon 389,302,689 Class B Common Shares outstanding as of 6/22/2007, as reported in the Issuer’s Form 20-F report.

CUSIP No. P9308R-10-3
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Laminar Portfolios, L.L.C. 01-0577802

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 60,803,041 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 60,803,041 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,803,041 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.6% (2)

12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares beneficially owned includes 60,803,040 Class B Common Shares represented by 12,160,608 American Depositary Shares (“ADSs”).

(2) Based upon 389,302,689 Class B Common Shares outstanding as of 6/22/2007, as reported in the Issuer’s Form 20-F report.

CUSIP No. P9308R-10-3
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 60,803,041 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 60,803,041 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,803,041 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.6% (2)

12.	Type of Reporting Person (See Instructions) OO

(1) The number of shares beneficially owned includes 60,803,040 Class B Common Shares represented by 12,160,608 ADSs.

(2) Based upon 389,302,689 Class B Common Shares outstanding as of 6/22/2007, as reported in the Issuer’s Form 20-F report.

CUSIP No. P9308R-10-3
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 60,803,041 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 60,803,041 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,803,041 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.6% (2)

12.	Type of Reporting Person (See Instructions) IA, PN

(1) The number of shares beneficially owned includes 60,803,040 Class B Common Shares represented by 12,160,608 ADSs.

(2) Based upon 389,302,689 Class B Common Shares outstanding as of 6/22/2007, as reported in the Issuer’s Form 20-F report.

CUSIP No. P9308R-10-3

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 60,803,041 (1)

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 60,803,041 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,803,041 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.6% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) The number of shares beneficially owned includes 60,803,040 Class B Common Shares represented by 12,160,608 ADSs.

(2) Based upon 389,302,689 Class B Common Shares outstanding as of 6/22/2007, as reported in the Issuer’s Form 20-F report.

Item 1.
(a)	Name of Issuer:
Transportadora de Gas del Sur S.A.

(b)	Address of Issuer's Principal Executive Offices:
Don Bosco 3672, Fifth Floor C1206ABF - Buenos Aires Argentina

Item 2.
(a)	Name of Person Filing:
D. E. Shaw Laminar Emerging Markets, L.L.C. D. E. Shaw Laminar Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship:

D. E. Shaw Laminar Emerging Markets, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Laminar Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Class B Common Shares, Ps.1 par value

(e)	CUSIP Number:
P9308R-10-3

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2007: (a) Amount beneficially owned:

D. E. Shaw Laminar Emerging Markets, L.L.C.:	1 share

D. E. Shaw Laminar Portfolios, L.L.C.:
60,803,041 shares
This is composed of (i) 60,803,040 Class B Common Shares represented by 12,160,608 ADSs in the name of D. E. Shaw Laminar Portfolios, L.L.C. and (ii) 1 Class B Common Share in the name of D. E. Shaw Laminar Emerging Markets, L.L.C.

D. E. Shaw & Co., L.L.C.:
60,803,041 shares
This is composed of (i) 60,803,040 Class B Common Shares represented by 12,160,608 ADSs in the name of D. E. Shaw Laminar Portfolios, L.L.C. and (ii) 1 Class B Common Share in the name of D. E. Shaw Laminar Emerging Markets, L.L.C.

D. E. Shaw & Co., L.P.:
60,803,041 shares
This is composed of (i) 60,803,040 Class B Common Shares represented by 12,160,608 ADSs in the name of D. E. Shaw Laminar Portfolios, L.L.C. and (ii) 1 Class B Common Share in the name of D. E. Shaw Laminar Emerging Markets, L.L.C.

David E. Shaw:
60,803,041 shares
This is composed of (i) 60,803,040 Class B Common Shares represented by 12,160,608 ADSs in the name of D. E. Shaw Laminar Portfolios, L.L.C. and (ii) 1 Class B Common Share in the name of D. E. Shaw Laminar Emerging Markets, L.L.C.

(b) Percent of class:
D. E. Shaw Laminar Emerging Markets, L.L.C.:	0.0%
D. E. Shaw Laminar Portfolios, L.L.C.:	15.6%
D. E. Shaw & Co., L.L.C.:	15.6%
D. E. Shaw & Co., L.P.:	15.6%
David E. Shaw:	15.6%

(c) Number of shares to which the person has:

(i)      Sole power to vote or to direct the vote:
D. E. Shaw Laminar Emerging Markets, L.L.C.:	-0- shares
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)     Shared power to vote or to direct the vote:
D. E. Shaw Laminar Emerging Markets, L.L.C.:	1 share
D. E. Shaw Laminar Portfolios, L.L.C.:	60,803,041 shares
D. E. Shaw & Co., L.L.C.:	60,803,041 shares
D. E. Shaw & Co., L.P.:	60,803,041 shares
David E. Shaw:	60,803,041 shares

(iii)    Sole power to dispose or to direct the disposition of:
D. E. Shaw Laminar Emerging Markets, L.L.C.:	-0- shares
D. E. Shaw Laminar Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)    Shared power to dispose or to direct the disposition of:
D. E. Shaw Laminar Emerging Markets, L.L.C.:	1 share
D. E. Shaw Laminar Portfolios, L.L.C.:	60,803,041 shares
D. E. Shaw & Co., L.L.C.:	60,803,041 shares
D. E. Shaw & Co., L.P.:	60,803,041 shares
David E. Shaw:	60,803,041 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Laminar Portfolios, L.L.C., which in turn is the sole and managing member of D. E. Shaw Laminar Emerging Markets, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of D. E. Shaw Laminar Portfolios, L.L.C., which in turn is the sole and managing member of D. E. Shaw Laminar Emerging Markets, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 60,803,041 shares as described above constituting 15.6% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 60,803,041 shares.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

As of the date hereof, D. E. Shaw Laminar Emerging Markets, L.L.C. has ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw Laminar Emerging Markets, L.L.C., D. E. Shaw Laminar Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, are attached hereto.

Dated: February 14, 2008

D. E. Shaw Laminar Emerging Markets, L.L.C.
By:	D. E. Shaw Laminar Portfolios, L.L.C. as managing member
	By:	D. E. Shaw & Co., L.L.C., as managing member

		By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw Laminar Portfolios, L.L.C.
By:	D. E. Shaw & Co., L.L.C., as managing member

	By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw